UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._______)*

Envirokare Tech, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29404N209

(CUSIP Number)

Jack S. Mustoe, Esq.

Senior Vice President and Chief Legal Officer

1550 Coraopolis Heights Road

Coraopolis, PA 15108

(412) 490-4000

With a copy to:

Alan Talkington, Esq.

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29404N209 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOVA Chemicals Inc. Tax ID: 36-3203832
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 8,941,961
		8	SHARED VOTING POWER: 0
		9	SOLE DISPOSITIVE POWER: 8,941,961
		10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,941,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.3%*
14	TYPE OF REPORTING PERSON: CO

* Based upon 57,399,031 shares of the Issuer’s common stock outstanding as of December 12, 2006, as reported by the Issuer to the Reporting Person, and including 1,192,755 shares issuable within 60 days of January 8, 2007 upon the conversion of a promissory note held by NOVA Chemicals Inc.

CUSIP No. 29404N209 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOVA Chemicals Corporation Tax ID: None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 0
		8	SHARED VOTING POWER: 8,941,961
		9	SOLE DISPOSITIVE POWER: 0
		10	SHARED DISPOSITIVE POWER: 8,941,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,941,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.3%*
14	TYPE OF REPORTING PERSON: HC, CO

* Based upon 57,399,031 shares of the Issuer’s common stock outstanding as of December 12, 2006, as reported by the Issuer to the Reporting Person, and including 1,192,755 shares issuable within 60 days of January 8, 2007 upon the conversion of a promissory note held by NOVA Chemicals Inc.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares, par value $0.001 per share, of Envirokare Tech, Inc. (“Envirokare”). The principal executive offices of Envirokare are located at 641 Lexington Avenue, 14th Floor, New York, New York 10022.

Item 2. Identity and Background

This Schedule 13D is being filed by NOVA Chemicals Inc., a Delaware corporation (“NCI”) and NOVA Chemicals Corporation, a corporation subsisting under the federal laws of Canada (“NOVA”).  NCI is an indirect wholly owned subsidiary of NOVA.  The principal office of NCI is 1550 Coraopolis Heights Road, Moon Township, PA 15108.  The principal office of NOVA is 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5.

The principal business of NOVA is the production and marketing of plastics and chemicals.  The principal business of NCI is to serve as a United States operating company for NOVA.

Schedules I and II hereto set forth the name, principal occupation, address and citizenship of each of the executive officers and directors of NCI and NOVA, respectively.

During the last five years, neither NCI nor NOVA, nor, to the best knowledge of either NCI or NOVA, any person listed on Schedule I or II (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In 2004, NCI entered into a short-term exclusivity agreement with Envirokare related to a potential joint venture regarding the use, license or sublicense of Envirokare’s TPF ThermoPlastic Flowforming technology.  In connection with this agreement, Envirokare issued NCI common stock purchase warrants for a total of 1,400,000 shares at an exercise price of $0.20 per share.  NCI exercised these warrants in December of 2004 and received 1,400,000 shares of Envirokare’s common stock for a total purchase price of $280,000.  NCI funded the exercise of the warrant with cash on hand.

In February 2005, NCI and Envirokare Composite Corp. (“ECC”), a wholly owned subsidiary of Envirokare, entered into a 50/50 joint venture agreement and created a new company, LRM Industries LLC (“LRM”), to commercialize Envirokare’s TPF ThermoPlastic Flowforming technology and process.

On May 15, 2006, NCI loaned ECC $500,000 from cash on hand.  The loan is evidenced by a promissory note that provides for interest that accrues at a rate of 9% per annum and is due on May 15, 2008.  ECC has the right to prepay the promissory note at any time without penalty or premium of any kind and NCI has the right to elect to convert all or any portion of the outstanding principal balance of, and accrued and unpaid interest on, the loan into common shares of Envirokare at a price of $0.45 per share.  The loan is secured by both a pledge of ECC’s entire membership interest in LRM and Envirokare’s guaranty of payment.

On June 23, 2006, LRM entered into certain loan transactions with SunTrust Bank (“SunTrust”) in order to provide financing for the purchase of new equipment.  In connection with such loan transactions, NCI provided (i) a Guaranty for $2,240,000, (ii) two Letters of Credit for a total of $1,110,000 to secure certain loans from SunTrust to LRM.  NCI and Envirokare are currently negotiating the terms of a potential arrangement whereby NCI could elect to repay on behalf of LRM a portion of LRM’s obligations under the SunTrust loan transactions, in exchange for which NCI would be entitled to a number of shares of Envirokare common stock equal to Envirokare’s share of the repayment amount divided by a price to be determined.

On October 2, 2006, NCI purchased 6,349,206 Envirokare “Units” at a price of $0.63 per Unit.  Each Unit is comprised of one share of Envirokare common stock and one warrant entitling the holder to purchase one additional Envirokare common share at an exercise price of $0.63 during an exercise period of three years beginning October 2, 2007.  NCI funded the purchase of the Units with cash on hand.

Item 4. Purpose of Transaction

NCI and NOVA currently intend to hold the shares of Envirokare common stock covered by this Schedule 13D for investment purposes.  Neither NCI nor NOVA has any current intention to purchase additional shares of Envirokare common stock, other than, if deemed advisable by such companies at the time (i) upon the exercise of the warrants associated with the Units purchased on October 2, 2006 and/or (ii) to the extent that such conversion rights are established, the conversion of that certain SunTrust debt, each as described in the fourth and fifth paragraphs of Item 3 above.

In connection with NCI’s purchase of 6,349,206 Envirokare Units on October 2, 2006, as described in the fifth paragraph of Item 3 above, Envirokare offered, and NCI has accepted, the right to nominate one member of Envirokare’s board of directors.  On November 27, 2006 the Envirokare board of directors elected John P. Sereda, NCI’s nominee, to the Envirokare board of directors.

NOVA (through NCI) and Envirokare (through ECC) currently have a strategic relationship with respect to their joint venture company, LRM.  As a result of this strategic relationship, as well as in connection with NCI’s substantial shareholdings and its Envirokare board seat, NOVA and NCI maintain regular communication with Envirokare’s management on a number of business issues.

NOVA regularly reviews its strategic objectives together with Envirokare’s business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review, NOVA  (through NCI or another subsidiary) may acquire additional shares of Envirokare’s common stock in the open market or in private transactions on such terms and at such times as it deems appropriate or it may sell some or all of the shares of Envirokare’s common stock over which it exercises dispositive power.  In addition, NOVA continually reviews its overall strategy with respect to LRM and its stake in Envirokare and may, in the future, on its own and/or acting together with one or more other persons, take various actions with respect to Envirokare that may be intended to or may have the effect of influencing the activities or policies of Envirokare or its board of directors.

Item 5. Interest in Securities of the Issuer

(a)           (i)            NCI directly holds 7,749,206 shares of Envirokare’s common stock.

(ii)           NCI has the immediately exercisable right to acquire beneficial ownership of a number of shares of Envirokare’s common stock equal to (A) the principal balance ($500,000) plus all accrued and unpaid interest (which accrues daily from May 15, 2006 at an annual rate of 9%) on that certain promissory note issued by ECC, divided by (B) $0.45.  As of January 8, 2007, this equaled the right to acquire 1,176,317 shares.  As of 60 days from January 8, 2007 (assuming no prior repayment or conversion of the promissory note), this will equal the right to acquire 1,192,755 shares.

In total, therefore, as of January 8, 2007, NCI had beneficial ownership over 8,941,961 shares, including shares that it had a right to acquire on or within 60 days of such date.  This represents approximately 15.3% of Envirokare’s outstanding shares (based on 57,399,031 shares of the Envirokare’s common stock outstanding as of December 12, 2006, as reported by Envirokare to NCI, and assuming full exercise of NCI’s conversion rights described in (ii) above).

NCI also has the right to acquire, beginning October 2, 2007 and extending for three years thereafter, 6,349,206 shares of Envirokare’s common stock at a price of $0.63 per share, pursuant to the exercise of certain warrants.  Since these warrants are not exercisable within 60 days of the filing of this Schedule 13D, the shares issuable thereunder are not included in the beneficial holdings described above.

In addition and as more fully described in the fourth paragraph of Item 3 above, NCI and Envirokare are currently negotiating the terms of a potential arrangement whereby NCI could elect to repay on behalf of LRM (the NOVA/Envirokare joint venture) a portion of LRM’s obligations under certain of its loan transactions with SunTrust, in exchange for which NCI would be entitled to a number of shares of Envirokare common stock equal to Envirokare’s share of the repayment amount divided by a price to be determined.

NOVA does not own any shares of Envirokare directly, but may be deemed to share beneficial ownership with NCI of the shares over which NCI has beneficial ownership by virtue of the ownership relationship described in Item 2.

None of the persons listed on Schedules I and II owns any shares of Envirokare.

(b)           NCI has the sole power to vote and dispose of the 7,749,206 shares of Envirokare common stock it holds directly and will have, upon acquisition of such shares, the sole power to vote and dispose of the 1,192,755 shares it is deemed to hold beneficially in connection with its rights under that certain convertible promissory note described above.  Although NCI has sole voting and dispositive power, NOVA may be deemed to share such voting and dispositive power with regard to such shares by virtue of its indirect ownership of 100% of NCI.

(c)           NCI has not effected any transactions in Envirokare common stock in the 60 day period ended January 8, 2007; however, it is currently negotiating with Envirokare with respect to a potential conversion privilege in connection with NCI’s repayment of certain of LRM’s debt.  See the fourth paragraph of Item 3 for more information.

Neither NOVA nor, to the knowledge of NCI and NOVA, any of the persons listed on Schedules I and II hereto, have effected any transactions in Envirokare common stock in the sixty day period ended January 8, 2007.

(d)           No person other than NCI (and, indirectly, NOVA) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NCI executed a Limited Liability Company Agreement dated as of February 18, 2005 with ECC, a wholly owned subsidiary of Envirokare, to create LRM, the companies’ joint venture company.  LRM was created for the purpose of commercializing Envirokare’s TPF ThermoPlastic Flowforming technology, including but not limited to the manufacture, marketing, sales and/or licensing of the technology.  ECC sold its intellectual property rights, technology, manufacturing equipment and its TPF ThermoPlastic Flowforming business activities to LRM pursuant to the terms of an Asset Purchase Agreement dated as of March 3, 2005, while NCI contributed $5,000,000.  NCI also agreed to contribute $1,000,000 in services to LRM.

NCI and Envirokare (through ECC) entered into a promissory note arrangement on May 15, 2006, which provided for a loan from NCI to ECC of $500,000, upon which interest accrues daily at an annual rate of 9%.  NCI, at its sole discretion, may convert all or any portion of the principal and accrued interest into common stock of Envirokare, at a price of $0.45 per share.  The promissory note is due on May 15, 2008 with ECC having the right to prepay without penalty or premium of any kind.  The promissory note is secured by a Pledge and Security Agreement dated as of May 15, 2006, which provides NCI with a first priority security interest in all of ECC’s membership interest in LRM and the related collateral described in such Pledge and Security Agreement.  The obligations of ECC under this promissory note are guaranteed by that certain Guaranty executed by Envirokare and dated as of May 15, 2006.

On June 23, 2006, LRM entered into certain loan transactions with SunTrust in order to provide financing for the purchase of new equipment.  In connection with such loan transactions, NCI provided (i) a Guaranty for $2,240,000 and (ii) two Letters of Credit for a total of $1,110,000 to secure certain loans from SunTrust to LRM.  NCI and Envirokare are currently negotiating the terms of a potential arrangement whereby NCI could elect to repay on behalf of LRM a portion of LRM’s obligations under the SunTrust loan transactions, in exchange for which NCI would be entitled to a number of shares of Envirokare common stock equal to Envirokare’s share of the repayment amount divided by a price to be determined.

On October 2, 2006 and pursuant to a Subscription Agreement dated as of such date, NCI purchased 6,349,206 “Units” at a price of $0.63 per Unit.  Each Unit is comprised of one share of Envirokare common stock and one warrant entitling the holder to purchase one additional Envirokare common share at an exercise price of $0.63 during an exercise period of three years beginning October 2, 2007.  In connection with this transaction, Envirokare offered, and NCI has accepted, the right to nominate one member of Envirokare’s board of directors.

Other than as set forth above, to the knowledge of NCI and NOVA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons set forth on Schedules I and II and between such persons and any person with respect to any securities of Envirokare, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1.             Limited Liability Company Agreement of LRM Industries, LLC by and between NOVA Chemicals Inc. and Envirokare Composite Corp. dated as of February 18, 2005 (incorporated by reference to the exhibits filed with the Form 8-K/A filed by Envirokare Tech, Inc. on March 11, 2005 (File No. 000-26095)).

2.             Agreement for the Provision of Services by and between NOVA Chemicals Inc. and LRM Industries, LLC dated as of February 18, 2005 (incorporated by reference to the exhibits filed with the Form 8-K/A filed by Envirokare Tech, Inc. on March 11, 2005 (File No. 000-26095)).

3.             Convertible Promissory Note dated May 15, 2006 issued by Envirokare Composite Corp. to NOVA Chemicals Inc. (incorporated by reference to Exhibit 99.1 filed with the Form 8-K filed by Envirokare Tech, Inc. on May 25, 2006 (File No. 000-26095)).

4.             Guaranty dated May 15, 2006 of Envirokare Tech, Inc. in favor of NOVA Chemicals Inc. (incorporated by reference to Exhibit 99.3 filed with the Form 8-K filed by Envirokare Tech, Inc. on May 25, 2006 (File No. 000-26095)).

5.             Pledge and Security Agreement dated as of May 15, 2006 by Envirokare Composite Corp. in favor of NOVA Chemicals Inc. (incorporated by reference to Exhibit 99.2 filed with the Form 8-K filed by Envirokare Tech, Inc. on May 25, 2006 (File No. 000-26095)).

6.             Subscription Agreement dated as of October 2, 2006 by NOVA Chemicals Inc. with respect to Units of Envirokare Tech, Inc.

7.             Warrant dated as of October 2, 2006 issued to NOVA Chemicals Inc. to purchase shares of Envirokare Tech, Inc.

8.             Guaranty of Nova Chemicals Inc. with respect to SunTrust loan transactions.

9.             Joint filing Agreement between NCI and NOVA.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2007	NOVA Chemicals Inc.

By: /s/ John P. Sereda
	Name:	John P. Sereda
	Title:	Vice President, Finance and Treasurer

By: /s/ Jack S. Mustoe
	Name:	Jack S. Mustoe
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

January 10, 2007	NOVA Chemicals Corporation

By: /s/ John P. Sereda
	Name:	John P. Sereda
	Title:	Vice President, Finance and Treasurer

By: /s/ Jack S. Mustoe
	Name:	Jack S. Mustoe
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

Schedule I

The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each officer and director of NCI.  Unless otherwise indicated, the address of each director and officer is the address of his/her employer.

Name	Citizenship	Occupation	Name, Address and Business of Employer (or other address)
Jeffrey Marc Lipton	USA	Director of NOVA; President and Chief Executive Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5

Lawrence Allan MacDonald	Canada	Senior Vice President and Chief Financial Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5

Jack Stephen Mustoe	USA	Senior Vice President, Chief Legal Officer and Corporate Secretary of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5

Christopher Daniel Pappas	USA	Senior Vice President and Chief Operating Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5

Schedule II

The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each officer and director of NOVA.  Unless otherwise indicated, the address of each director and officer is the address of his/her employer.

Name	Citizenship	Occupation	Name, Address and Business of Employer (or other address)
Jerald Allen Blumberg	USA	Director of NOVA; retired Executive Vice President of E.I. du Pont de Nemours and Company	Retired; Address is c/o NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Dr. Frank Peter Boer	USA	Director of NOVA; President and Chief Executive Officer, Tiger Scientific Inc.	Tiger Scientific Inc. 47 Country Road South Boynton Beach, Florida 33436 (science and technology, consulting and investments)
Jacques Bougie, O.C.	Canada	Director of NOVA; Retired President and Chief Executive Officer, Alcan Inc.	Retired; Address is c/o NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Dr. Joanne Vanish Creighton	USA	Director of NOVA; President and Professor of English, Mount Holyoke College	Mount Holyoke College, 50 College Street, South Hadley, Massachusetts 01075 (higher education)
Robert Emmet Dineen, Jr.	USA	Director of NOVA; Of counsel, Shearman & Sterling LLP	Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022 (law firm)
Louis Yves Fortier, C.C., Q.C.	Canada	Director of NOVA; Chairman and Senior Partner, Ogilvy Renault LLP, Barristers and Solicitors	Ogilvy Renault LLP, Barristers and Solicitors; 500 Grande Allée Est 2nd Floor, Québec, Quebec G1R 2J7 (law firm)
Kerry Lloyd Hawkins	Canada	Director of NOVA; Retired President of Cargill Limited and Chief Executive Officer of Canadian operations, Cargill Limited	Retired; Address is c/o NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Jeffrey Marc Lipton	USA	Director of NOVA; President and Chief Executive Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Arnold Martin Ludwick	Canada	Director of NOVA; Retired Deputy Chairman, Claridge Inc.	Retired; Address is c/o NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
James Malcom Edward (Ted) Newall, O.C.	Canada	Chairman of the Board of NOVA	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Janice Gaye Rennie, F.C.A.	Canada	Director of NOVA; Independent investor, director	Self-employed; Address is c/o NOVA Chemicals Corporation;

		and business advisor.	1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
James Mark Stanford, O.C.	Canada	Director of NOVA; President, Stanford Resource Management Inc.	Stanford Resource Management Inc. 150 – 6th Avenue SW Suite 3000 Calgary, Alberta, Canada T2P 3Y7 (investment management)
Lawrence Allan MacDonald	Canada	Senior Vice President and Chief Financial Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Jack Stephen Mustoe	USA	Senior Vice President, Chief Legal Officer and Corporate Secretary of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
Christopher Daniel Pappas	USA	Senior Vice President and Chief Operating Officer of NOVA; Director of NCI	NOVA Chemicals Corporation; 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5